UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2004

Commission File No. 0-31096

INTERNATIONAL TOWER HILL MINES LTD.

Registrant's Name

#507, 837 West Hastings Street, Vancouver, British Columbia, Canada, V6C 3N6

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F       X

 Form 40-F   ____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                           No       X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  _______________

Documents Included as Part of this Report

Exhibit No.

Document

99.1

Unaudited financial statements for the period ended February 29, 2004.

#

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

(Registrant)

By

/s/ Anton J. Drescher

Anton J. Drescher,

President

Date     March 12, 2004

#

International Tower Hill Mines Ltd.

Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

#

International Tower Hill Mines Ltd.

Consolidated Financial Statements

February 29, 2004

Page

Consolidated Statements of Operations and Deficit

Consolidated Balance Sheets

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

6-13

#

International Tower Hill Mines Ltd.

Consolidated Statement of Operations and Deficit

(Expressed in Canadian dollars)

	For the three months ended		For the nine months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Income
Interest	$ 1,156	$ 1,532	$ 3,763	$ 5,138

Expenses
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	447	1,150	3,704	3,538
Professional fees	750	2,464	6,822	8,707
Rent	1,800	1,800	5,400	5,400
Stock exchange and filing fees	200	1,013	6,168	4,786
Transfer agent fees	973	964	3,471	3,054
Travel and promotion	-	562	868	2,303

	11,670	15,453	48,933	50,288

Loss from operations	(10,514)	(13,921)	(45,170)	(45,150)

Deficit, beginning of period	(2,210,145)	(2,148,740)	(2,175,489)	(2,117,511)

Deficit, end of period	$ (2,220,659)	$ (2,162,661)	$ (2,220,659)	$ (2,162,661)

(Loss) per share (note 6)	$ (0.001)	$ (0.001)	$ (0.005)	$ (0.005)

Weighted average number of shares outstanding	9,012,183	9,012,183	9,012,183	9,012,183

International Tower Hill Mines Ltd.

Consolidated Balance Sheets

(Expressed in Canadian dollars)

       Nine months to               Year ended

        February 29,

                  May 31,

2004

2003

Assets

Current
Cash and cash equivalents	$ 158,444	$ 202,712
Marketable securities (note 3)	37,520	37,520
Accounts receivable	1,056	2,648
Prepaid expenses	-	3,014

	197,020	245,894

Term deposit (note 4a)	2,500	2,500

Mineral properties (note 4)	1,099,432	1,098,282

	$ 1,298,952	$ 1,346,676

Liabilities

Current
Accounts payable and accrued liabilities	$ 2,847	$ 6,501
Due to related party	1,100	-
	3,947	6,501

Share Capital and Deficit

Share capital (note 5)	3,515,664	3,515,664

Deficit	(2,220,659)	(2,175,489)

	1,295,005	1,340,175

	$ 1,298,952	$ 1,346,676

Commitments (note 4)

Approved by the Directors:

“Anton Drescher”

 Director

“Norm Bonin”

Director

International Tower Hill Mines Ltd.

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

	For the three months ended		For the nine months ended
	February 29,	February 28,	February 29,	February 28,
	2004	2003	2004	2003
Cash provided by (used for)

Operating activities
(Loss)Income for the period	$ (10,514)	$ (13,921)	$ (45,170)	$ (45,150)
Changes in non-cash items:
Accounts receivable	221	936	1,592	242
Accounts payable and accrued liabilities	804	(7,917)	(3,654)	(10,769)
Prepaid expenses	-	(2,890)	3,014	(1,812)
Due to directors	1,100	(3,000)	1,100	(1,500)

	(8,389)	(26,792)	(43,118)	(58,989)

Investing activities
Mineral property	-	-	-	(18,300)
Mineral property exploration costs	-	-	(1,150)	-

	-	-	(1,150)	(18,300)

(Decrease) in cash and cash equivalents	(8,389)	(26,792)	(44,268)	(77,289)

Cash and cash equivalents, beginning of period	166,833	246,352	202,712	296,849

Cash and cash equivalents, end of period	$ 158,444	$ 219,560	$ 158,444	$ 219,560

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

1.

Nature of Operations

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At February 29, 2004, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

The recoverability of amounts shown as mineral properties and deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development, and future profitable production or disposition thereof.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2.

Significant Accounting Policies

The following is a summary of the significant accounting policies used by management in the preparation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles.

a)

Basis of consolidation

These consolidated financial statements include the accounts of International Tower Hill Mines Ltd. and its wholly owned subsidiary 813034 Alberta Ltd (“813034”), an Alberta corporation.

a)

Marketable securities

Marketable securities are valued at the lower of cost or market.

b)

Mineral properties

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

d)

Income (loss) per share

Income (loss) per share amounts have been calculated based on the weighted average number of shares outstanding during the year. The weighted average number of shares outstanding during the three months was 9,012,183 (2003 – 9,012,183).

The company use the treasury stock method of calculating fully diluted per share amounts whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period. The assumed conversion of outstanding common share options has an immaterial effect in the presented years.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

1.

Significant Accounting Policies (continued)

e)

Cash equivalents

The company considers cash equivalents to consist of highly liquid investments with a remaining maturity of three months or less when purchased.

a)

Foreign currency translation

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year end conversion rates.  Acquisition and exploration costs have been translated at the dates of occurrence.

a)

Financial instruments

The fair value of cash, guaranteed investment certificates, term deposits, accounts receivable, accounts payable and accrued liabilities and amounts due to directors approximate their carrying value due to the relatively short periods to maturity of these financial instruments.

a)

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

b)

Income tax

Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized.  Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled.

Tax benefits arising from past losses and unused resource pools have not been recorded due to uncertainty regarding their utilization.

c)

Joint venture accounting

Where the company’s exploration and development activities are conducted with others, the accounts reflect only the company’s proportionate interest in such activities.

1.

Marketable Securities

	2004	2003

Marum Resources Inc. (market value $39,865)	$ 37,520	$ 37,520

At February 29, 2004 the Company held 469,000 shares of Marum Resources Inc. (2003 – 469,000 shares; market value $37,520), acquired as part of the investment in the Chinchaga joint venture, with an historical cost of $51,590.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

2.

Mineral Properties

Accumulated costs in respect of mineral claims owned, leased or under option, consist of the following:

	Siwash Silver Leases	Chinchaga Project	Torngat Properties	Fort Vermillion	2004 Total	2003 Total
Acquisition costs
Beginning balance	$ 205,000	$ -	$ 33,550	$ 20,000	$ 258,550	$ 240,250
Lease costs	-	-	-	-	-	18,300
Ending balance	205,000	-	33,550	20,000	258,550	258,550

Deferred exploration
Beginning balance	738,937	10	80,785	20,000	839,732	819,732
Miscellaneous	1,150	-	-	-	1,150	-

Ending balance	740,087	10	80,785	20,000	840,882	819,732

Total deferred costs	$ 945,087	$ 10	$ 114,335	$ 40,000	$ 1,099,432	$ 1,078,282

a)

Siwash Silver Leases

i)

On October 27, 1987, the Company was granted an option to acquire a 100% interest in certain mineral claims situated in the Similkameen Mining Division of British Columbia.

The agreement required total consideration of $160,000 to be paid as follows:

$   6,000

upon closing (paid);

$   4,000

on or before April 3, 1988 (paid);

$ 10,000

on or before October 3, 1988 (paid);

$ 10,000

on or before October 3, 1989 (paid); and

$ 10,000

each subsequent year thereafter until October 3, 2002

On March 18,1991, an amendment was made to the agreement dated October 27, 1987 to change the payments to be made to the optionor.  The amended payments are as follows:

$10,000 on or before October 3, 1990 (paid)

$12,500 each subsequent year thereafter until October 3, 2002.

(October 3, 2002 and prior payments were made)

On November 17, 1987, the Company paid $1,000 to Brenda Mines Ltd. (Brenda) to obtain certain information on this property and gave Brenda the option to provide production financing should the property come into production in the future.  The Company has granted Brenda an option to acquire a 51% interest in the property for 90 days following a positive production recommendation by an independent consulting firm.  Terms of the option include reimbursing all exploration and feasibility study expenditures incurred to that date up to a total of $2 million and providing all capital required to bring the property into production.  In the event that the property generates a positive cash flow, Brenda will retain 80% of profits until all development capital plus interest has been repaid, at which time proceeds will be distributed based on interest in the project.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

4.

Mineral Properties (continued)

If the Company decides to sell any or all of its interest in the property to a third party, it must first offer that interest to Brenda on the same terms and Brenda shall have 60 days to advise the company of its decision.

The Company has pledged a $2,500 term deposit as reclamation security as required by the Province of British Columbia.

i)

On September 18, 1996, the Company acquired a 100% interest in certain mineral claims situated adjacent to the Similkameen Mining Division of British Columbia. The purchase price of the claims was $15,000 (paid) and upon commencement of production of valuable minerals from the claims, the vendor will receive a royalty of 1% of net smelter returns.

During May 2001 and continuing through December 2001, the Company commenced a drilling program on the leases.  Total exploration expenses of $85,237 were incurred during this period, BC mining exploration tax credits of $17,508 have been received on these expenditures.

a)

Chinchaga Project

On January 29, 1999, the company entered a joint venture agreement with Marum Resources Inc. to explore for diamonds in the Chinchaga area of northern Alberta, Canada.  The company must contribute $300,000 by way of cash or cash equivalents, whereby a maximum contribution of $100,000 can be made through private placement for shares in Marum Resources Inc.  The company will receive 50% interest in Marum’s working interest in the three townships of the Chinchaga area.

The agreement required total consideration of $300,000 to be paid as follows

$ 150,000

before June 30, 1999 for first 25% interest

$ 150,000 (amended)

before September 30, 2000 for remaining 25% interest

During 1999, the Company exercised its option to purchase the 1,000,000 private placement units of Marum Resources Inc. for $100,000 and expended $50,000 for the development of the Chinchaga project.  Each private placement unit contains one common share and one non-transferable share purchase warrant to purchase one additional common share at a price of $0.12 per share, exercisable for a period of two years from the date of payment for the units.  During fiscal 2000, the Company exercised the 1,000,000 warrants and purchased 1,000,000 shares of Marum for $120,000.

During fiscal 2001, the Company and Marum amended the agreement whereby the Company has now earned its 50% interest in the project through the advance of $270,000 as detailed above.  At May 31, 2002 no further activity had transpired and no adjustments to the joint venture contribution have been recorded.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned on the property.

c)

Torngat Property

During November 1999, the Company was granted two (2) exploration permits totalling 108.5 square kilometers in northern Quebec, know as the Torngat property.  The Company has commenced aerial exploration and surveying of the kimberlite dike area under an arrangement with four other companies whereby common costs are shared.  As part of the permits, the Quebec government has agreed to reimburse 50% of exploration expenditures up to a maximum of $220,000.  During fiscal 2001, the Company received $26,300 in reimbursement for expenses from the Quebec government.

d)

Fort Vermillion Property

During fiscal 2002, the company applied for and received metallic and industrial mineral permits covering 40 sections of land, 9,216 hectares each, in the Province of Alberta.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

5.

Share Capital

Authorized:

20,000,000 common shares without par value

	2004 2003
Issued	Number of Shares	Amount	Number of Shares	Amount

Balance, beginning and end of period	9,012,183	$ 3,515,664	9,012,183	$ 3,515,664

6.

Earnings Per Share

Fully diluted earnings per share has not been disclosed in 2004, and 2003 as the results are anti-dilutive.

7.

Related Party Transactions

During the period the company paid $ 22,500 (2003 - $ 22,500) in management fees and $  803 (2003 - $803) in professional fees to a company controlled by an individual who is a director of the company.

8.

Income Taxes

The Company has resource deduction tax pools of approximately $2,411,572 available to offset future taxable income.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

These financial statements are prepared in accordance with GAAP in Canada, which differed in some respects from GAAP in the United States.  The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

a)

Mineral property exploration and development

Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located.  Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.  The effect on the Company’s financial statements is summarized below:

	For the nine months ended
	February 29,	February 28,
	2004	2003
Consolidated statement of
operations and deficit
(Loss) for the period under
Canadian GAAP	$ (45,170)	$ (45,150)

United States GAAP	$ (45,170)	$ (45,150)

Gain (loss) per share – US GAAP	$ (0.005)	$ (0.005)

Consolidated balance sheet Assets
Mineral Properties
Canadian GAAP	$ 1,099,432	$ 1,078,282
Resource property expenditures
(cumulative)	(840,882)	(819,732)

United States GAAP	$ 258,550	$ 258,550

Deficit
Canadian GAAP	$ (2,220,659)	$(2,162,661)
Resource property expenditures
(cumulative)	(840,882)	(819,732)

United States GAAP	$(3,061,541)	$(2,982,393)

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

a)

Marketable Securities

Under United States GAAP, the Company would classify the marketable securities as “Securities available for resale”.  The carrying value on the balance sheet at February 29, 2004 would be $37,520 (2003 -$37,520 ) and the unrealized gain (loss) would be posted to shareholder’s equity $nil (2003 - $ 4,690).

b)

Stock based compensation

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value.  The Company has chosen to account for stock-based compensation using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee is required to pay for the stock.

The Company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services”.

c)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the Company incurring a certain amount of exploration and development expenditures.  The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended May 31, 2003, 2002, and 2001 were 9,012,183, 9,012,183, 8,882,411, respectively.

d)

Income Taxes

Under United States GAAP, the company would have initially recorded an income tax asset for the benefit of the resource deduction pools and losses carried forward.  This asset would have been reduced to $nil by a valuation allowance.

International Tower Hill Mines Ltd.

Notes to the Consolidated Financial Statements

(Expressed in Canadian dollars)

February 29, 2004

1.

Differences between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)  (continued)

a)

New accounting pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) approved the issuance of SFAS No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 141 states that all business combinations should be accounted for using the purchase method of accounting making the use of the pooling-of-interest method prohibited.  SFAS No. 141 is effective for business combinations completed after June 30, 2001.  SFAS No. 142 addresses the accounting for all purchased intangible assets, but not the accounting for internally developed intangible assets. Goodwill will no longer be amortized and will be reviewed for impairment in accordance with SFAS No. 142.  SFAS No. 142 is effective for fiscal years beginning after December 15, 2001.  Early adoption is permitted for entities with fiscal years beginning after March 15, 2001.

In July 2001, FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”, that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS No. 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued SFAS No. 144, “Accounting for the Impairment of Disposal of Long-Lived Assets”, that supersedes SFAS No. 121 “Accounting for the Impairment of Disposal of Long-Lived Assets and for Long Lived Assets to Be Disposed Of.”  SFAS No. 144 is required to be adopted effective January 1, 2002.

In June 2002, FASB issued SFAS No. 146 “Accounting for costs Associated with Exit or Disposal Activities” (“SFAS 146”), which supersedes EITF Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)”.  SFAS 146 is required to be adopted for disposal plans initiated after December 31, 2002.

In October, 2002, FASB issued Statement of Financial Accounting Standards No. 147, “Acquisitions of Certain Financial Institutions - an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9” (“SFAS 147”).  The provisions of SFAS 147 relate to acquisitions of financial institutions and are effective for acquisitions occurring on or after October 1, 2002 except for certain provisions which are effective on October 1, 2002.

The adoption of these new pronouncements is not expected to have a material effect on the company’s financial position or results of operations.

INTERNATIONAL TOWER HILL MINES LTD.

FORM 51-901F

for the nine months ended February 29, 2004

1.

Analysis of expenses and deferred costs: please see Schedule A

2.

Aggregate amount of non-arm’s length transactions

•

Management fees

$   22,500

3.

a)

Securities issued during the period under review

•

none

a)

Options granted during the quarter under review

•

none

3.

a)

Share capital at end of quarter

•

Authorized:  20,000,000 common shares with no par value

•

Issued:  9,012,183 common shares

a)

Options and warrants outstanding at end of quarter

Options

•

none

Warrants

•

none

List of directors and officers as at February 29, 2004

Officers:

Anton J. Drescher – President; Donna Moroney – Secretary

Directors:

Anton J. Drescher; Norman J. Bonin; Rowland Perkins

INTERNATIONAL TOWER HILL MINES LTD.

SCHEDULE C: SUPPLEMENTARY INFORMATION

QUARTER ENDED FEBRUARY 29, 2004

Schedule C:

Management Discussion

1.

NATURE OF OPERATIONS

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. At February 29, 2004, the Company was in the exploration stage and had interests in properties in British Columbia, Alberta and Quebec, Canada.

2.

EQUITY FINANCING

During the fiscal nine months ended February 29, 2004 the Company did not complete any equity financings nor were any share purchase warrants or stock options exercised.  No stock options were granted nor exercised during the period.

3.

EXPLORATION / PROPERTY UPDATE

a)

Exploration Permits granted – Torngat exploration area – Northern Quebec

During November 1999, the Company acquired a 100% interest in two Quebec Mineral Exploration Permits in the Torngat diamond exploration area of Northern Quebec for a total consideration of $11,100.  Additional lease maintenance costs of $5,800 were paid during the fiscal year ended May 31, 2002 and May 31, 2003 for a total to date of $33,550.

Permit 1467 covers 58 square kms.  Permit 1487 covers 50.5 square kms.  Both permits adjoin the kimberlite dyke-bearing property held by Twin Gold Corporation (TWGT).

The Company completed its 2000 Torngat diamond exploration program in northern Quebec. Two helicopter-supported mapping and sampling programs were carried out in August and September. The objective of the 2000 Torngat exploration program was to catalogue kimberlite dykes that were visible from the air and to take samples for geochemical analysis.  One large 5-metre wide dyke was discovered. Its linear extent remains unknown. Geochemical analysis indicates that the kimberlite originated in the diamond stability field and is a potential diamond host. One sample was submitted for caustic dissolution and no diamonds were recovered. No exploration costs were incurred during the three months ended August 31, 2003 and August 31,2002. The Company intends to carry out a follow-up sampling and mapping program.  Its objectives will be to take significantly larger samples from various locations on the 5-metre wide dyke and to explore for additional dykes on the basis of airborne geophysical data.

b)

Chinchaga Diamond and Metals Project – Northern Alberta

During the year, the Company did not incur any exploration costs with regards to the Chinchaga Diamond and Metals Project, Northern Alberta.  The Company is evaluating the results of past exploration and is implementing a land management program to coincide with the end of the first assessment work cycle.  During fiscal 2002, the deferred costs related to the property were written down to a nominal amount as no work is currently planned for this property.

c)

Fort Vermillion Property – North Central Alberta

During fiscal 2002, the Company applied for and received metallic and industrial mineral permits covering 40 Townships of Land representing approximately 368,000 hectares in the Province of Alberta.  During fiscal May 31,2003 the Company advanced $20,000 for satellite imaging in preparation for a Summer 2003 mapping, sampling, and exploration program.

d)

Siwash Creek Project – Similkameen Mining Division of British Columbia

The Company commenced its Spring 2001 diamond drill program on its 100% owned Siwash Property in south-central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Fairfield Minerals Ltd. (gold production) mineral projects.

The 2001 drill program composed of five drill holes varying from 150 meters to 250 meters, AZ 00 dip varying from –550 to 650 and are concentrated in the area north and east of holes 96-3, 97-1 and 97-5.  All holes were drilled in the mineralized granodiorite.  This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property.  All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock.  All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5.  The most significant results are as follows:

DDH

   N

   E

AZ

DIP

  L

FROM

    TO

     DIST

CU%

01-1

5000

5400

0

-57

  64.0

125.5

    61.5 M

0.297

a-1

4900

5600

0

-57

194

  29.9

  36.5

      6.6 M

0.186

01-3

4850

5800

0

-57

200

  54.6

  56.9

      2.3 M

2.073

01-4

5000

5800

0

-57

  37.5

  38.6

      1.1 M

0.209

01-5

4780

6000

0

-57

186

  91.3

  94.0

      2.7 M

1.295

118.5

119.4

      0.9 M

7.870

Gold

0.9 M 3.56 Gr/T

01-6

4780

6000

180

-57

 71.3

  75.5

      4.2 M

 0.810

Further exploration programs will depend upon evaluation of all information to date.  Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

During May 2001 and continuing through December 2001, the Company incurred total exploration expenses of $85,237.  British Columbia mining exploration tax credits of $15,059 have been received on these expenditures during the fiscal year ended May 31, 2003.  In addition, during the period a payment of $12,500 was made to an optioner to maintain an option on a portion of the Company’s Siwash Creek claim.  This property payment represents the final payment required under the terms of the agreement with the vendor with respect to these mineral claims.  The Company will be commencing a five-hole drill program in the Spring of 2004.  The purpose of the program is to investigate the northern and eastern extension of the 0.29% copper zone.

4.

CORPORATE BUSINESS

a)

General and Administrative costs for the nine months ended February 29, 2004 were $48,933  (2003: $ 50,288) representing a decrease of $ 1,355.  The majority of the decrease in general and administrative expenses was due  to decrease in Travel and promotion of $1,435 to 868 for the fiscal nine months to February 28,2003 was $2,303 Stock exchange and filing fees increased $1,382 to $6,168 for the fiscal nine months ended February 29, 2004 (2003: $ 4,786).  Included in the General and Administrative costs are $22,500 (2003: $22,500) in management fees and $  803 (2003: $  803) in professional fees paid to a company controlled by an individual who is a director of the Company.  Interest income for the nine months ended February 29, 2004 was 3,763 compared to $ 5,138 for the nine months ended February 29, 2004.  The decrease in interest income is a result of lower interest being earned on the Company’s cash and cash equivalents.

a)

The Company did not incur any specific expenditures relating to investor relations activities for the nine months ended February 29, 2004 and up to the date of this report.  Investor relations activities were conducted in-house by management.